UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)*

SPERO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

84833T 10 3

(CUSIP Number)

Victoria A. Whyte

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) X
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,190,606
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,190,606
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,190,606 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% of the shares of Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Footnotes:

(1)         Common Stock are held of record by GSK Equity Investments, Limited, formerly S.R. One, Limited (“GSK EI”), and Glaxo Group Limited (“GGL”), each of which is an indirect, wholly-owned subsidiary of the Reporting Person.

(2)          The percentage herein is based on 45,972,702 shares of the Issuer’s Common Stock (as defined below), consisting of 38,522,702 shares of Common Stock outstanding as of September 21, 2022, as represented by the Issuer in the Share Purchase Agreement (as defined below), plus 7,450,000 shares of Common Stock newly issued to GGL on November 7, 2022.

CUSIP No. 84833T 10 3	Page 3 of 7

Item 1.  Security and Issuer.

This Amendment No. 7 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on November 16, 2017 and amended on July 17, 2018, September 19, 2018, February 14, 2020, June 4, 2020, December 7, 2020, and September 16, 2021 (the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Spero Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 675 Massachusetts Avenue, 14th Floor, Cambridge, Massachusetts 02139.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 3. Source or Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

GSK plc, through its wholly-owned indirect subsidiary GGL, acquired from the Issuer 7,450,000 shares of Common Stock on November 7, 2022 through transactions contemplated by the SPA (as defined below), at a purchase price of approximately $1.20805 per share, for an aggregate purchase price of $9.0 million. The consideration was obtained from the working capital paid by GGL.

Item 4.  Purpose of Transaction.

Item 4 is amended by adding the following:

License Agreement with GSK

On September 21, 2022, the Issuer entered into a license agreement (the “License Agreement”) with GlaxoSmithKline Intellectual Property (No. 3) Limited (“GIP”). Pursuant to the terms of the License Agreement, the Issuer granted GIP an exclusive royalty-bearing license, with the right to grant sublicenses, under the Issuer’s intellectual property and regulatory documents and a sublicense under certain intellectual property of Meiji Seika Pharma Co., Ltd. (“Meiji”) and Meiji’s regulatory documents to develop, manufacture and commercialize tebipenem pivoxil and tebipenem HBr and products that contain tebipenem pivoxil and tebipenem HBr (the “GSK Licensed Products”) in all territories, except certain Asian countries previously licensed to Meiji (Japan, Bangladesh, Brunei, Cambodia, China, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam, or the “Meiji Territory”) (the “GSK Territory”). If the Issuer’s license with Meiji is terminated, or if Meiji forfeits or loses its rights to develop, manufacture and commercialize tebipenem HBr and products that contain tebipenem HBr in any countries in the Meiji Territory, then GIP will have an exclusive first right to negotiate with Spero to add any such countries to the GSK Territory.

Share Purchase Agreement

On November 7, 2022 (the "Closing Date"), Glaxo Group Limited ("GGL"), an indirect,wholly-owned subsidiary of the Reporting Person, purchased 7,450,000 shares (the "Shares") of the Issuer's Common Stock, at a purchase price of approximately $1.20805 per share, for an aggregate purchase price of $9.0 million, pursuant to a stock purchase agreement dated as of September 21, 2022 (the "Effective Date") between the Issuer and GGL (the "SPA").

The SPA contains the following standstill, lock-up and registration rights provisions:

·	Standstill. Prior to the one-year anniversary of the Effective Date, GGL and its affiliates shall not, without the Issuer’s prior written consent, among other things, directly or indirectly acquire additional shares of Common Stock, seek or propose a tender or exchange offer, merger or other business combination involving the Issuer, seek, propose or cause any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer, solicit proxies or consents with respect to any matter, or undertake other specified actions related to the potential acquisition of additional equity interests in the Issuer, in each case, subject to customary exceptions.

CUSIP No. 84833T 10 3	Page 4 of 7

·	Lock-Up. From and including the Effective Date until the date that is twenty-four (24) months from and after the Effective Date (the “Lock-up Period”), and subject to customary exceptions, neither GGL nor its affiliates shall sell or otherwise dispose of the Shares, or any other shares of Common Stock owned beneficially by GGL and/or its affiliates (collectively, the “Locked-Up Shares”), provided, however, such Lock-up Period shall expire from and after eighteen (18) months after the Effective Date, with respect to 50% of the Locked-Up-Shares.

·	Registration Rights. If, following the fifteen (15) month anniversary of the Closing Date, GGL or any of its affiliates proposes to publicly resell any or all of the shares of Common Stock then held by them (the “Registrable Securities”) (subject to the lock-up periods described above) pursuant to Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”), and GGL or any of its affiliates in good faith believes they will be unable to sell all of their respective shares of Common Stock proposed to be sold by them pursuant to Rule 144 without volume or manner-of-sale restrictions, then GGL shall have the right to require the Issuer to file as promptly as practicable a secondary only registration statement on Form S-3 (or any successor form to Form S-3) promulgated under the Securities Act (the “Registration Statement”), registering the resale of such shares of Common Stock. The Issuer shall use commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable and to cause the Registration Statement to remain effective until the earlier of (i) the date on which GGL and its affiliates have disposed of all of the Registrable Securities, (ii) such time as Rule 144 is available for the disposition of all Registrable Securities without volume or manner-of-sale restrictions and (iii) the eighth (8th) anniversary of the effectiveness date of the Registration Statement. The Issuer shall bear all expenses incurred in connection with the performance of the foregoing obligations and such rights shall apply to any shares in the capital of the Issuer issued or issuable with respect to the Registrable Securities as a result of any stock split, stock dividend, recapitalization, exchange or similar event. For the avoidance of doubt, GGL and its affiliates shall remain subject to the lock-up restrictions described above, even if the Registration Statement becomes effective before the eighteen (18) month anniversary of the Effective Date.

The foregoing is only a summary of the material terms of the License Agreement and SPA and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by the attached exhibits.

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a), (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following:

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GSK plc or any of its subsidiaries and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Name
3	Executive License Agreement, dated as of September 21, 2022, entered into by and between the Issuer and GIP, incorporated by reference to Exhibit 10.3 to the Issuer's Form 10-Q (File No. 001-38266) furnished to the Securities and Exchange Commission on November 14, 2022.
4	Share Purchase Agreement, dated as of September 21, 2022, entered into by and between the Issuer and GGL, incorporated by reference to Exhibit 10.4 to the Issuer's Form 10-Q (File No. 001-38266) furnished to the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 84833T 10 3	Page 5 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2022

GSK PLC
By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Authorized Signatory

CUSIP No. 84833T 10 3	Page 6 of 7

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Elizabeth McKee Anderson	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Company Director	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Harry (Hal) Dietz	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Iain Mackay	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	Swiss
Dr. Vishal Sikka	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex TW8 9GS, England	Chairman and Company Director	British
GSK Leadership Team
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Roger Connor	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Vaccines & Global Health	Irish
Diana Conrad	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief People Officer	Canadian
James Ford	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP, Global Communications and CEO Office	British
Iain Mackay	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director & Chief Financial Officer	British
Luke Miels	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Commercial Officer	Australian

CUSIP No. 84833T 10 3	Page 7 of 7

Shobana Ramakrishnan	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Digital & Technology Officer	US
David Redfern	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Corporate Development	British
Regis Simard	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Supply Chain	French & British
Philip Thomson	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex TW8 9GS, England	CEO, ViiV Healthcare	British
Dr. Tony Wood	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Scientific Officer	British